EF Hutton,
Division of Benchmark Investments, LLC
590 Madison Avenue
39th Floor
New York, New York 10022

August 23, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Onfolio Holdings Inc. Registration Statement on Form S-1 File No. 333-264191 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), EF Hutton, Division of Benchmark Investments, LLC (“EF Hutton”), as representative of the underwriters of the offering, hereby joins the request of Onfolio Holdings Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 5:30 p.m., Eastern Daylight Time, on Thursday, August 25, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that approximately 350 copies of the preliminary prospectus dated April 7, 2022, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

                                                                                          Best Regards,

EF Hutton,
Division of Benchmark Investments LLC

By:	/s/ Sam Fleischman
Sam Fleischman
Supervisory Principal